P.O. Box 87 Denver, Colorado 80201 MAIN (800) 955-9988 FAX (303) 534-5627

October 3, 2022

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Comment/Response Letter for the Shelton Funds (File Nos. 33-499 and 811-4417) in respect of the Rule 485(a) amendment to the Registration Statement as filed with the SEC on July 21, 2022 (Accession No. 0001387131-22-007845).

Dear Ms. Lithotomos:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in the telephone conversation with you on August 25, 2022 and again on September 25, 2022 regarding the Prospectus and Statement of Additional Information of the Shelton Green Alpha Fund (the “Fund”) contained in the above referenced filing. The Prospectus and Statement of Additional Information for the Fund were filed for the purpose of adjusting the advisory fee structure of the Fund and offering a new class of Institutional Shares in the Fund.

The Fund notes that several initial comments of the Staff related to its Principal Investment Strategies disclosures. In light of the comments and in the context of the forthcoming direct portfolio management of the Fund by the investment adviser upon the resignation of the current sub-adviser, the Fund intends to revise its Principal Investment Strategies to read:1

Principal Investment Strategies

Under normal market conditions, the Fund invests 80 percent of the net assets of the Fund (which includes the amount of any borrowings for investment purposes) in equities of “Green Economy” companies. Shelton Capital Management, the Fund’s investment adviser, identifies Green Economy companies as those which fulfill one or more of the requirements of our PRIME criteria:

•	Principles: Encourage and improve human well-being and personal freedom
•	Research: R&D of new technologies that provide for more efficient resource utilization
•	Impact: Help scale the above advantages to a broader range of beneficiaries
•	Mitigation: Reduce environmental risks and halt or reverse the effects of climate change
•	Evolution: Increase economic efficiencies and limit the effects of systematic economic risks

1 See, Supplement to Prospectus and SAI filed on July 29, 2022.

Shelton Capital Management evaluates a company’s performance on Environmental, Social and Governance factors (“ESG”) as contributing to a qualification as a Green Economy company. Such factors include but are not limited to: GHG emissions, energy, water and waste management, productivity, product quality and safety, employee health safety, business ethics and corporate governance.

Green Economy companies exist across all sectors and sub-sectors of the economy. For example, within agriculture, many firms are working towards executing sustainable farming practices, or providing the methods to do so. Shelton Capital Management considers the complete scope of operations for any firm including clients and vendors Firms that actively consider the welfare of their employee base in the growth of their business can be found in any industry, and in many if not all parts of the world

The Fund will invest in U.S. common and foreign stocks and American Depository Receipts (“ADRs”) The Fund may invest in companies of all sizes and seeks diversification by economic sector and geography.

Shelton Capital Management analyzes stocks considered for ownership by the Fund based on how the characteristics that qualify them for the green economy contribute to improving the financial condition of the firm. Shelton Capital Management employs both qualitative and quantitative fundamental analysis designed to evaluate each company’s financial condition and relative industry position, as well as qualitative criteria derived from macro-economics.

Although the Fund will attempt to invest as much of its assets as is practical in common stocks, the Fund may maintain a reasonable (up to 20%) position in in U.S. Treasury Bills and money market instruments to meet redemption requests and other liquidity needs.

The Fund may invest in stock futures contracts of indices and similar investments when holding cash or cash equivalents to keep the Fund more fully exposed to the equity markets. Utilizing futures on indices and similar investments allows the Fund to maintain a high percentage of the portfolio in the market while maintaining cash for short-term liquidity needs and other purposes.

The responses to the various Staff comments therefore refers to this intended revised disclosure (the “Revised Strategy Disclosure”).

1.	Comment: With respect to the Fund having “Green” in the name, investments must comply with a policy of having 80% of the Fund’s investments under normal market conditions invested in “green” industries. The industries the Fund considers green for this purpose could include water reclamation, sustainable energy, and wind power, for example, and must be specifically defined and listed in the prospectus.

Response: The first paragraph of the Revised Strategy Disclosure includes a statement that under normal market conditions, the Fund invests 80 percent of the net assets of the Fund (which includes the amount of any borrowings for investment purposes) in equities of “Green Economy” companies. The following paragraphs disclose multiple ESG factors that may be used by Shelton Capital Management to identify and evaluate the performance of such companies across all sectors and sub-sectors of the economy. The disclosure also provides an example of how the agriculture sector may contain Green Economy companies engaged in sustainable farming practices or providing the methods to do so to illustrate that this concept extends beyond traditional “green” industries like solar power and wind power, for example.

2.	Comment: With respect to the second paragraph under “Principal Investment Strategies” on page 4 of the Prospectus (and where such disclosure appears elsewhere):

a.       Please revise the definition of “green economy” in the second sentence to include more detailed information. The current disclosure that “[a] ‘green economy’ company is one which Shelton Capital Management believes works to improve human well-being and increase economic efficiencies, while significantly reducing environmental risks and ecological scarcities” is too vague in referring a belief.

Response: The Revised Strategy Disclosure now identifies five attributes or themes that may be considered in identifying Green Economy companies. The disclosure also includes examples of more than seven ESG factors that will be used in evaluating such companies. Further, both the current and Revised Strategy Disclosure refer to qualitative analysis in this context, which necessarily involves a judgement or “belief”. There are different views across the investment industry and more generally among the general public and therefore prospective shareholders about the meaning of the term “green economy”. For example the Fund’s definition is consistent with how this terminology is defined in Wikipedia which in turn cites language by UN organizations.2 The Fund understands that its investments must be consistent with its own definition of this term as disclosed to shareholders.

b.       In the third sentence please disclose which industries and economic sectors are included in the “proprietary list of at least 400 companies from multiple industries and economic sectors meeting Shelton Capital Management’s qualitative criteria.”

Response: The Revised Strategy Disclosure no longer refers to a specific number of companies that may be considered for investment but rather describes the five attributes or themes that will be considered in identifying green economy companies, and includes examples of more than seven ESG factors that will be used in evaluating such companies which may exist across all sectors and sub-sectors of the economy.

c.       With respect to the balance of the paragraph, please clarify that the investment adviser does not select investments based on how green a company is but instead based on the company’s expected investment performance if that is the case.

Response: The Revised Strategy Disclosure states in the fifth paragraph that Shelton Capital Management employs both qualitative and quantitative fundamental analysis designed to evaluate each company’s financial condition and relative industry position, as well as qualitative criteria derived from macro-economics. It is important to note however that “how green” a company is, i.e., the application of ESG screening, is the first necessary step to a company being considered for investment, and therefore ESG factors are effectively more significant than others in that they are a gating consideration to possible investment.

2 See, https://en.wikipedia.org/wiki/Green_economy.

3.	Comment: With respect to the disclosed investment strategy at the end of the “Principal Investment Strategies” that the Fund may invest in stock futures contracts when holding cash or cash equivalents, please clarify whether this is only used in an effort to equalize cash for example using index futures, or whether the Fund may invest in futures specific to individual green companies.

Response: The disclosure has been revised to clarify futures will be used in respect to indices and similar investments. Please see the Revised Strategy Disclosure above.

4.	Comment: Because the Fund has no market capitalization restrictions on its equity investments, please consider adding a principal risk related to large cap investments similar to those already included for “SmallCap Stock Risk” and “MidCap Stock Risk”.

Response: The Fund will add as a principal risk a description of “LargeCap Stock Risk” as follows:

LargeCap Stock Risk. Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. In addition, large-cap companies are sometimes unable to attain the high growth rates of successful,

smaller companies, especially during extended periods of economic expansion.

5.	Comment: The Fund includes in its Principal Risks “Non-U.S. Investment Risk” and “Non-U.S. Currency Risk” and evidently may invest significantly in foreign securities. Please include further disclosure of foreign investments in the Fund’s description of its Principal Investment Strategies.

Response: The first sentence of the Revised Strategy Disclosure now includes a reference to the Fund’s investments in both U.S. and non-U.S. companies.

6.	Comment: In the Fund’s Principal Risks please expand upon and provide more complete descriptions of “Environmental Investing Risk” and “Concentration Risk” given the green nature of the Fund’s principal investment strategies.

Response: The Fund will revise its description of these risks as follows:

Environmental Investing Risk. The Fund’s investment approach could cause it to perform differently compared to similar funds that do not have such a policy. The application of social, environmental, social and governance analysis may affect the Fund’s exposure to certain issuers, industries, sectors, and factors that may impact the relative financial performance of the Fund – positively or negatively – depending on whether such investments are in or out of favor.

Concentration and Sector Risk. If holdings of the Fund are concentrated into a few companies or economic sectors, the fund may be more volatile than a more diversified fund and, in the event, that the holdings perform poorly, the Fund may under-perform other investments that are more diversified. To the extent the Fund focuses its investments in one or more sectors, the Fund will be subject, to a greater extent than if its investments were diversified across different sectors, to the risks of volatile economic cycles and/or conditions or developments that may be particular to that sector, such as: adverse economic, business, political, environmental or other developments.

7.	Under “Purchase and Sale of Fund Shares” on page 6 of the Prospectus, clarify how shareholders are notified if minimum required investments are increased.

Response: There is no current intention to increase minimum required investments. If in the future it was determined to make such a change the disclosure in the prospectus would be revised accordingly prior to implementation.

8.	Comment: On page 9 of the Statement of Additional Information, please revise the disclosure regarding the purchase of closed-end funds and ETFs to clarify that the Fund may purchase shares of such funds, not the funds themselves.

Response: The disclosure will be revised to state that “[t]he Fund may purchase shares of closed-end funds and shares of ETFs.”

9.	Comment: On page 10 of the Statement of Additional Information, number 12 of the Fundamental Investment Policies will need to be revised because the Fund invests more than 25% of its assets in the green industry.

Response: The Fund invests in green companies within multiple industries and does not exceed this Fundamental Investment Restriction because there is no one “green industry” as determined by commonly used industry classifications (e,g, Bloomberg BICs). For example, in the Funds most recent Annual Report it disclosed that it invested in a range of green companies across industries such as communications, consumer, energy, technology and utilities, for example.

Finally, please note that as discussed on the most recent call with the Staff, the Fund intends to revise the new management fee disclosed in the prospectus to be 75 bps rather than 70 bps in lieu of the current 100 bps (and make other related changes to the other disclosures).

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

cc:  Peter H. Schwartz, Esq. (Counsel to Shelton Funds)

Davis Graham & Stubbs LLP